CORRECTION: KIRKLAND LAKE GOLD ANNOUNCES 120 METRE DOWN-PLUNGE EXTENSION OF SWAN ZONE

Corrected: TORONTO, ONTARIO--(Marketwired - Nov. 7, 2017) - The press release that follows is re-issued due to a typographical error in Table 1 of the original release (issued at 6 am ET, November 7, 2017) whereby the column titles for Gold Grade (g/t Au) and Estimated True Width (w) were transposed. The table has been corrected and no data in Table 1, or any other information in the release, has changed. The complete and corrected release follows.

KIRKLAND LAKE GOLD ANNOUNCES 120 METRE DOWN-PLUNGE EXTENSION OF SWAN ZONE

•	High-grade, visible-gold mineralization intersected 120 metres (“m”) down-plunge of Swan Zone Inferred Mineral Resource and 210 m down-plunge of Mineral Reserves

>>	Key intercepts: 52.1 g/t gold (“Au”) over 7.15 m (Estimated True Width (“ETW”) 6.7 m) and 30.3 g/t Au over 1.95 m (ETW 1.8 m)

•	Additional high-grade, visible-gold mineralization intersected in the Swan Zone outside Measured and Indicated Resources

>>

Key intercepts: 991 g/t Au over 8.85 m (ETW 8.2 m), including 9,115 g/t Au over 0.95 m (ETW 0.9 m) or 0.9 m at 0.9% Au, 422 g/t Au over 7.30 m (ETW 6.6 m), 649 g/t Au over 1.55 m (ETW 1.4 m) and 122 g/t Au over 6.95 m (ETW 6.7 m)

•	Continuity of Swan Zone mineralization defined over 460 m plunge length and 300 m vertical extent.

Toronto, Ontario – November 7, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) is pleased to report continued high-grade drill results at depth from underground drilling at Fosterville Mine in Australia. Underground definition drilling continues to target and infill down-plunge extensions of the Swan Zone of the Lower Phoenix gold system to establish new Mineral Resources, increase confidence in existing Mineral Resources and assess the potential of further Mineral Reserve expansion.

Recent drill results from 15 underground holes totaling 2,150 m outside of Measured and Indicated Mineral Resources of the Swan Zone in the Lower Phoenix gold system continue to return intervals of exceptional high-grade with visible-gold. Continuity of high-grade visible-gold mineralization in the Swan Zone is now defined over a plunge length of 460 m and vertical extent of 300 m. Recent step out drilling confirms that high-grade, visible-gold mineralization extends approximately 175 m laterally to the south and 100 m below Swan Mineral Reserves as reported in the July 27, 2017 Kirkland Lake Gold News Release.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “The extension of the Swan Zone by 120 m down-plunge of the known Mineral Resources is very encouraging and supports our view that a substantial opportunity exists to grow the Swan Zone through additional step-out drilling. The results also include high-grade intersections within the existing Inferred Mineral Resources, which further demonstrates the potential to grow Mineral Reserves through Mineral Resource conversion. The Swan Zone is the highest-grade area of the Fosterville mine, with an initial Mineral Reserve of 532,000 ounces at an average grade of 58.8 g/t Au. A key objective of our exploration program at Fosterville, both this year and into 2018, is to continue growing Mineral Reserve ounces in this extremely high-grade area of the Fosterville mine, as well as to evaluate a number of other structures that offer the potential for future high-grade gold discoveries.

“Fosterville is very quickly emerging as one of the world’s great underground gold deposits. We produced 184,688 ounces in the first nine months of 2017, and just finished a record month in October, producing over 30,000 ounces at an average grade of around 23 g/t Au. While pleased with current results, we strongly believe that the best is yet to come at Fosterville, given that we are not yet producing from the high-grade Swan Zone, with initial stope production scheduled for mid-2018. In addition, we are also continuing development work aimed at establishing multiple mining fronts, with our Harrier gold system expected to come into production late next year. As we advance, we envision both higher grades and increased throughput, with our medium to longer-term goal being to achieve 400,000 ounces of annual gold production at Fosterville over the next three years.

“In support of our growth plans, we continue to invest strongly in Fosterville with 10 drills in operation on near-mine and regional targets, focused on our objectives of achieving production growth, extending mine life and realizing the full potential of the Fosterville mine. We look forward to providing an update to our Mineral

Resource and Mineral Reserve estimates in Q1 2018.”

Swan Mineralized Zone Underground Drilling Program

Results of the ongoing underground resource drilling program at the Swan Zone continue to demonstrate high-grade continuity down-plunge. Key intercepts are listed below, with further details provided in the commentary that follows.

Key Visible-Gold Intercepts:

>>	991 g/t Au over 8.85 m (ETW 8.2 m), including 9,115 g/t Au over 0.95 m (ETW 0.9 m) in hole UDH2214;

>>	422 g/t Au over 7.30 m (ETW 6.6 m), including 4,048 g/t Au over 0.75 m (ETW 0.7 m) in hole UDE147A;

>>	649 g/t Au over 1.55 m (ETW 1.4 m), including 805 g/t Au over 1.25 m (ETW 1.1 m) in hole UDE137;

>>	122 g/t Au over 6.95 m (ETW 6.7 m), including 456 g/t Au over 1.75 m (ETW 1.7 m) in hole UDH2107;

>>	89.7 g/t Au over 4.95 m (ETW 4.7 m), including 443 g/t Au over 0.90 m (ETW 0.7 m) in hole UDH2106;

>>	52.1 g/t Au over 7.15 m (ETW 6.7 m) in hole UDE157; and

>>	30.3 g/t Au over 1.95 m (ETW 1.8 m) in hole UDE158

ETW – Estimated True Width, all drill results are presented in Table 1 and all drill collars are listed in Table 2.

Since the August 8, 2017 Kirkland Lake Gold News Release, underground diamond drilling has continued to focus on multiple targets, including further testing of the Swan mineralized zone. Reported drill results are from 15 holes (2,150 m), of which nine contain visible gold mineralization and six intervals of greater than one hundred gram-metres (i.e. gold grade x estimated true width).

Drill holes UDE157 and UDE158 are located approximately 120 m down-plunge of the Swan Inferred Mineral Resource and 200 m down-plunge of the Mineral Reserve and demonstrate the potential for high-grade visible-gold mineralization to extend over this area outside of the existing orebody. Both intercepts contain visible-gold associated with the Swan structure with 52.1 g/t Au(1) over 7.15 m (ETW 6.7 m) returned in hole UDE157 and 30.3 g/t Au(1) over 1.95 m (ETW 1.8 m) in hole UDE158. The company is continuing to drill to define down-plunge extensions of Swan mineralization with two rigs. Drilling is currently underway on 6150mN and 5900mN to further understand the size and scale of this compelling Mineral Resource growth target.

The drill results included multiple intersections of significant gold mineralization associated with Swan structure down-plunge of Swan Mineral Reserve, either within or proximal to current Swan Inferred Mineral Resource. Results include 991 g/t Au over 8.85 m (ETW 8.2 m) in hole UDH2214, which includes an ETW interval of 9,115 g/t Au over 0.95 m (ETW 0.9 m) representing 0.9 m containing 0.9% Au. Additional intercepts include 422 g/t Au over 7.30 m (ETW 6.6 m), including 4,048 g/t Au over 0.75 m (ETW 0.7 m) in hole UDE147A, 649 g/t Au over 1.55 m (ETW 1.4 m), including 805 g/t Au over 1.25 m (ETW 1.1 m) in hole UDE137, 122 g/t Au over 6.95 m (ETW 6.7 m), including 456 g/t Au over 1.75 m (ETW 1.7 m) in hole UDH2107 and 89.7 g/t Au over 4.95 m (ETW 4.7 m), including 443 g/t Au over 0.90 m (ETW 0.7 m) in hole UDH2106. These exceptional drill results increase confidence in the continuity of high-grade visible-gold mineralization directly down-plunge from the current Swan Mineral Reserve. This zone in which these results are contained is the focus of continued infill drilling until the end of the year. Two drill rigs are currently operating on infill programs in this area and the Company is optimistic that, based on drill results to date, significant Swan Mineral Reserve growth may be realized.

Qualified Persons

Troy Fuller, MAIG, Geology Manager, Fosterville Gold Mine, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

Drilling and Assay QAQC

Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Leica Total Stations instrument and down-hole deviations are measured by electronic multi-shot cameras.

Sampling consisted of NQ diamond drill core that was half core sampled. Half core samples were cut longitudinally in half with a diamond saw; one-half of the drill core was sent to an independent laboratory for analysis and the other drill core half retained for reference. Sample pulps are returned from the assay laboratory for reference. Drill core sample intervals vary between 0.3 and 1.2 m in length and were determined from logging of sulphide and visible gold. The pulp have been retained for reference.

Samples containing visible-gold or considered likely to contain visible-gold were separated from sulphide gold samples and dispatched independently for assaying. At the laboratory “visible-gold” jobs were processed through a single pulverizer and material barren of gold was crushed before and after each sample to minimize the potential for gold to contaminate successive samples.

Assay results are based on 25-gram charge fire assays. Mean grades are calculated using a variable lower grade cut-off (generally 2 g/t Au) and maximum 2m internal dilution. No upper gold grade cut is applied to the data. However, during future Mineral Resource studies the requirement for assay top cutting will be assessed.

Drill samples were assayed at On Site Laboratories, an independent laboratory in Bendigo, Victoria. The facility is registered ISO 9001:2008 (CERT-C33510).

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 target production of 580,000 to 595,000 ounces from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1:	Drill Assay Intercepts for Underground Diamond Drilling for the Swan Mineralized Zone, Fosterville Gold Mine
(The Swan Zone results are an update to those reported in August 8, 2017 Kirkland Lake Gold News Release)

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure
Swan Mineralized Zone
UDE137(1)¹	260.45	262.00	1.55	649	1.4	SWAN
Including(1)	260.45	261.70	1.25	805	1.1	SWAN
UDE137	266.10	271.70	5.60	3.7	5.1	SWAN
UDE138A(1)¹	277.95	282.60	4.65	14.1	4.5	SWAN
Including(1)	279.80	280.25	0.45	101	0.4	SWAN
UDE147A(1)¹	277.70	285.00	7.30	422	6.6	SWAN
Including(1)	280.65	281.40	0.75	4,048	0.7	SWAN
UDE156	359.20	361.00	1.80	12.7	1.6	SWAN
UDE157(1)¹	362.10	369.25	7.15	52.1	6.7	SWAN
UDE158(1)¹	354.95	356.90	1.95	30.3	1.8	SWAN
UDH2106(1)¹	248.30	253.25	4.95	89.7	4.7	SWAN
Including(1)	249.30	250.20	0.90	443	0.7	SWAN
UDH2106	257.35	258.60	1.25	20.7	1.2	SWAN
UDH2107(1)¹	241.80	248.75	6.95	122	6.7	SWAN
Including(1)	247.00	248.75	1.75	456	1.7	SWAN
UDH2140A	279.65	290.15	10.50	6.8	1.0	SWAN
UDH2153	278.80	280.65	1.85	9.1	1.5	SWAN
UDH2153	296.35	303.00	6.65	5.3	6.3	SWAN
UDH2154	254.50	262.35	7.85	9.8	6.9	SWAN
UDH2214(1)¹	244.20	253.05	8.85	991	8.2	SWAN
Including(1)	247.65	248.60	0.95	9,115	0.9	SWAN
UDH2229(1)¹	282.90	285.95	3.05	8.9	2.5	SWAN
UDH2229	293.00	297.20	4.20	9.1	3.8	SWAN
UDH2230	265.75	269.90	4.15	7.8	3.6	SWAN
UDH2273	258.60	264.80	6.20	3.3	5.2	SWAN

Notes:	(1) - Visible gold observed in drill intercept
Drill intercepts greater than 30 Gram-Metres (gold grade x estimated true width) are in bold text

Table 2: Underground Diamond Drill Hole Collar Locations, Fosterville Gold Mine.

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)
UDE137	6,358	1,407	4,192	97.8	-43.5	503.9
UDE138A	6,363	1,394	4,192	93.5	-45.4	310
UDE147A	6,363	1,394	4,192	92.5	-58.3	295
UDE156	6,232	1,340	4,194	92.7	-33.2	545.8
UDE157	6,232	1,340	4,194	94.3	-47.6	635.9
UDE158	6,232	1,340	4,194	91.1	-58.2	665.8
UDH2106	6,360	1,408	4,193	90.6	-38.1	306
UDH2107	6,359	1,408	4,192	74.6	-46.6	267
UDH2140A	6,241	1,844	4,257	265.2	-54.5	302.6
UDH2153	6,359	1,408	4,193	95.3	-23.2	306
UDH2154	6,359	1,407	4,192	86.0	-30.2	320.9
UDH2214	6,364	1,394	4,192	57.5	-55.9	269.9
UDH2229	6,359	1,407	4,193	96.5	-23.4	324
UDH2230	6,359	1,408	4,192	94.7	-29.3	312
UDH2273	6,453	1,378	4,190	102.5	-39.7	272.9

Notes: Collar locations are in Fosterville Mine Grid coordinate system.
(2) – Drill intercept included the June 30, 2017 Mineral Resource and Mineral Reserve update

Figure 1. Long Section of Fosterville Gold Mine

Figure 2. Long Section of Swan Zone